

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 20, 2015

NRG Energy, Inc.
Kirkland B. Andrews
Chief Financial Officer
211 Carnegie Center
Princeton, New Jersey 08540

>   **Re:** **NRG Energy, Inc.**
>   **NRG Yield, Inc.**
>   **GenOn Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Response Dated August 12, 2015**
>   **File Nos. 1-15891, 1-36002, and 1-16455**

Dear Mr. Andrews:

We have reviewed your August 12, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2015 letter.

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion of the results of operations for the years ended December 31, 2014, and 2013, page 64

1. We note your response to comment 1. We remind you that one of the most important elements necessary to an understanding of a company's performance, and the extent to which reported financial information is indicative of future results, is the discussion and analysis of known trends, demands, commitments, events and uncertainties. We also remind you that

disclosure of a trend, demand, commitment, event or uncertainty is required unless you are able to conclude that it is not reasonably likely that the trend, uncertainty or other event will occur or that a material effect on your liquidity, capital resources or results of operations is not reasonably likely to occur. Given the Texas conventional power generation business' history of operating and net losses, along with the fact that these losses worsened in 2014, it appears to us that disclosure of this known trend may be required as part of MD&A. In this regard, we note that in 2013, the last year for which you disclosed this business' operating and net losses, the operating loss of this business equaled 52% of your consolidated operating income and the net loss of this business equaled 50% of your consolidated net loss, which appears to represent a material effect on your results of operations. Either demonstrate to us that the operating and net losses of this business are no longer material to your consolidated results of operations and explain in detail why you do not believe it is reasonably likely that these losses will become material again, or revise your filings to disclose this matter and analyze this trend. Refer to SEC Release No. 33-8350 and 33-6835.

Note 18 – Segment Reporting, page 180

2. We note your response to comment 8 and have the following comments:

   •   Please describe to us the role of each individual who reports to the CODM. Please ensure your response clearly notes where an individual's role includes activities that may not be obvious from his title, such as the fact that your CFO is also the segment manager for the NRG Yield reportable segment.

   •   Additionally, please clarify which individual is primarily responsible for evaluating the performance of the segments and allocating resources to the individual segments. It is unclear from your response whether this individual is your CEO based on your description of his role.

3. We note your response to comment 9. Please clarify whether NRG Home Retail and NRG Home Solar are operating segments or reportable segments. In this regard, we note that the presentation of your segment footnote suggests these are part of the NRG Home reportable segment; however, your response to comment 9 in our letter dated June 29, 2015 indicated that the only reportable segment containing multiple operating segments was your Corporate reportable segment. If NRG Home Retail and NRG Home Solar are neither operating nor reportable segments, please explain to us in detail why they are presented in separate columns within your segment footnote, as this may imply to readers that they are segments.

4. Your response to comment 10 indicates that financial results or financial metrics for the segments are generally discussed with the CFO or the segment managers, but it is not clear whether this indicates that the CFO may explain variances for segments other than NRG Yield. It is also unclear to us whether your statement that the segment managers discuss with the CODM significant variations in operations, business plans and budget refers to financial

Kirkland B. Andrews
NRG Energy, Inc.
August 20, 2015
Page 3

metrics or non-financial operating metrics and key performance indicators. Please explain these matters in more detail.

5. To assist us in better understanding how you determined your operating segments and the roles of various individuals, please respond to the following:

    •   Please explain to us how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget. In doing so, describe the extent to which you follow a top-down or bottom-up approach and the individuals involved in determining the budgets for each segment. Please address both financial performance and capital resources.

    •   Please better describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances. Please address both financial performance and capital resources.

    •   In addition to providing the above information broadly, please specifically address the budgeting process and discussion of variances for the financial metrics that you indicate are used to evaluate segment performance, which we understand are net income/loss, Adjusted EBITDA, cash generated from operations, free cash flow before growth, and economic gross margin.

6. Please describe the basis for determining the compensation for each of the individuals that report to the CODM.

7. With regards to your NRG Business segment, please address the following:

    •   We note your East, West, and Gulf Coast Regional Presidents directly report to your CEO who is also your CODM. Further, we note these Regional Presidents attend meetings with your CEO as well as your NRG Business segment manager. Please tell us in more detail how you considered the guidance in ASC 280-10-50-7 when concluding that these individuals are not operating segment managers. As part of your response, explain to us if your CEO is separately reviewing the financial results or budgeted to actual variances for your East, West, or Gulf Coast regions in addition to reviewing and discussing the overall NRG Business operations. Additionally, tell us in more detail what specific roles and responsibilities the Regional Presidents have in the meetings with the CODM to review the monthly package and how these differ from the roles and responsibilities of the NRG Business segment manager.

    •   Separately, tell us how often your CEO meets directly with the Regional Presidents without the presence of the NRG Business segment manager and what specific information is being reviewed and discussed in these meetings. In this regard, clarify for us whether these meetings involve the discussion of any regional financial results or financial metrics. If so, explain in detail what specifically is reviewed and discussed and how often such discussions occur. Please be detailed in your response.

- Tell us if your Financial Planning & Analysis Group is preparing financial information, results, or metrics at the East, West, or Gulf Coast regional level in the monthly reports which are presented to your CEO. If so, describe to us the regional financial information that is included in the monthly reports provided to your CEO. Separately address whether and how your CEO uses this information.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products